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                              December 10, 2021

       Bryant Kirkland
       Chief Financial Officer
       Douglas Elliman Inc.
       4400 Biscayne Boulevard
       Miami, FL 33137

                                                        Re: Douglas Elliman
Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed December 7,
2021
                                                            File No. 333-261523

       Dear Mr. Kirkland:

              We have reviewed your registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to our comment, we may have additional comments.

       Registration Statement on Form S-1 filed December 7, 2021

       Material Federal Income Tax Consequences, page 14

   1. We note disclosures here and throughout the prospectus that the number of shares of
                                                        Spinco common stock
distributed in respect of shares of Vector common stock underlying
                                                        Vector stock option
awards and restricted stock awards "will be reduced in satisfaction of
                                                        such holders    tax
obligations." Please revise to explain how the amount of this reduction will be determined and
how this will satisfy a holder's tax obligations. Please also revise to state that you have
received counsel's opinion and file a signed tax opinion as an exhibit to the registration
statement prior to effectiveness.
 Bryant Kirkland
Douglas Elliman Inc.
December 10, 2021
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Wilson Lee at 202-551-3468 or Babette Cooper at 202-551-3396 if you
have questions regarding comments on the financial statements and related matters. Please contact Patrick Costello at 202-551-8742 or Pam Long at 202-551-3765 with any other questions.



                                                           Sincerely,
FirstName LastNameBryant Kirkland
                                                           Division of
Corporation Finance
Comapany NameDouglas Elliman Inc.
                                                           Office of Real
Estate & Construction
December 10, 2021 Page 2
cc:       Robert Downes, Esq.
FirstName LastName